Exhibit 21.01

SUBSIDIARIES OF THE REGISTRANT

PLATO Learning, Inc. has two subsidiaries:

1.	PLATO, Inc.
2.	CyberEd, Inc.

PLATO, Inc. has three subsidiaries:

1.	PLATO Learning (Canada), Inc.
2.	PLATO Learning (UK) Limited
3.	Lightspan, Inc.